                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 2)(1)

                         TELECOMMUNICATION SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              CLASS A COMMON STOCK
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    87929J103
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                            033 ASSET MANAGEMENT, LLC
                           125 HIGH STREET, SUITE 1405
                           BOSTON, MASSACHUSETTS 02110
--------------------------------------------------------------------------------
                     (NAME, ADDRESS AND TELEPHONE NUMBER OF
            PERSON AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS)

                               - with copies to -

                           MICHAEL G. TANNENBAUM, ESQ.
                    TANNENBAUM HELPERN SYRACUSE & HIRSCHTRITT
                          900 THIRD AVENUE - 13TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 508-6700

                               SEPTEMBER 28, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

          Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b)
     for other parties to whom copies are to be sent.

----------
(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                                -----------------
                                Page 1 of 7 Pages
                                -----------------

-------------------                                            -----------------
CUSIP No. 87929J103                                            Page 2 of 7 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     033 ASSET MANAGEMENT, LLC
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A GROUP*                                   (a)
                                                                             (b)

     INAPPLICABLE
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCES OF FUNDS

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE, USA
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER

                             3,120,000
     NUMBER OF          --------------------------------------------------------
      SHARES            8.   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                0
       EACH             --------------------------------------------------------
    REPORTING           9.   SOLE DISPOSITIVE POWER
   PERSON WITH
                             3,120,000
                        --------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,120,000
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES *

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     11.5%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                            -----------------
CUSIP No. 87929J103                                            Page 3 of 7 Pages
-------------------                                            -----------------

This Amendment No. 2 amends the Schedule 13D filed by the Reporting Person on or about September 3, 2003, as amended by Amendment No.1 filed by the Reporting
Person on or about February 13, 2004. The purpose of this Amendment is to reflect the acquisition of Shares. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule D. Only Item 5 reported herein is being amended. All other items remain unchanged.

ITEM 1  SECURITY AND ISSUER
------  -------------------

     Title of Class of Securities
     ----------------------------

          Common stock $.001 par value per share (the "Shares")

     Name and Address of Issuer
     --------------------------

          TeleCommunication Systems, Inc.
          275 West Street
          Annapolis, Md

ITEM 2  IDENTITY AND BACKGROUND
------  ------------------------

     (a)  033 Asset Management, LLC (the "Manager")

     (b)  125 High Street, Suite 1405 Boston, Massachusetts 02110

     (c)  The Manager serves as an investment manager to investment vehicles.

ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
------  -------------------------------------------------

The Manager is the investment manager of (i) 033 Growth Partners I, L.P., (ii)
033 Growth Partners II, L.P., (iii) Oyster Pond Partners, L.P. and (iv) 033
Growth International Fund, Ltd. (together, the "Funds").

ITEM 5  INTEREST IN SECURITIES OF THE ISSUER
------  ------------------------------------

     (a)-(b) The Manager may be deemed, for purposes of Rule 13d-3 under the
     Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 3,120,000 Shares owned by the Funds representing approximately 11.5 % of the Issuer's 27,075,405 Shares outstanding as of
     September 1, 2004 (based upon 24,575,405 Shares outstanding as of June 30,
     2004, as reported on the Issuer's latest Quarterly Report on Form 10-Q filed on August 3, 2004, increased by an issuance of 2,500,000 Shares, as reported on the Issuer's Current Report on Form 8-K dated as of September
     30, 2004). The Manager disclaims any economic interest or beneficial ownership of the shares covered by this Statement.

-------------------                                            -----------------
CUSIP No. 87929J103                                            Page 4 of 7 Pages
-------------------                                            -----------------

     (c) Item 5(c) is hereby amended and restated as follows:

---------------------------------------------------------------------------
  Transaction Date     Amount Acquired   Amount Sold   Price per Share ($)
---------------------------------------------------------------------------

---------------------------------------------------------------------------
     January 6, 2004        1,500                            4.8200
---------------------------------------------------------------------------
     January 5, 2004        5,100                            4.8892
---------------------------------------------------------------------------
    January 13, 2004      682,144                            4.3979
---------------------------------------------------------------------------
    January 14, 2004                         25,000          5.9000
---------------------------------------------------------------------------
    January 14, 2004                         37,059          5.9406
---------------------------------------------------------------------------
    January 15, 2004                         15,000          6.1000
---------------------------------------------------------------------------
    January 15, 2004                         26,000          6.0632
---------------------------------------------------------------------------
    January 16, 2004                         25,000          6.6017
---------------------------------------------------------------------------
    January 16, 2004                         30,000          6.5417
---------------------------------------------------------------------------
    January 16, 2004                        274,100          6.7476
---------------------------------------------------------------------------
    January 20, 2004                         35,085          7.1011
---------------------------------------------------------------------------
    January 21, 2004                         76,700          7.3786
---------------------------------------------------------------------------
    January 23, 2004                         42,500          7.0533
---------------------------------------------------------------------------
    January 23, 2004                         42,500          7.0533
---------------------------------------------------------------------------
    January 23, 2004                         50,000          7.0526
---------------------------------------------------------------------------
    January 26, 2004                         25,000          7.1500
---------------------------------------------------------------------------
    January 26, 2004                         63,300          7.3034
---------------------------------------------------------------------------
    January 28, 2004                         17,000          8.0450
---------------------------------------------------------------------------

---------------------------------------------------------------------------
   February 19, 2004       13,055                            7.7208
---------------------------------------------------------------------------

---------------------------------------------------------------------------
       April 2, 2004       43,945                            7.8784
---------------------------------------------------------------------------
       April 5, 2004       10,000                            8.0000
---------------------------------------------------------------------------
       April 5, 2004                         23,289          8.4000
---------------------------------------------------------------------------
      April 13, 2004        7,200                            7.3999
---------------------------------------------------------------------------
      April 26, 2004        1,100                            6.6064
---------------------------------------------------------------------------
      April 23, 2004       50,000                            6.6402
---------------------------------------------------------------------------
      April 30, 2004       25,000                            5.6560
---------------------------------------------------------------------------
      April 30, 2004       50,000                            5.7000
---------------------------------------------------------------------------
      April 30, 2004       59,690                            5.6332
---------------------------------------------------------------------------
      April 29, 2004       50,000                            5.6333
---------------------------------------------------------------------------
      April 29, 2004       78,842                            5.5377
---------------------------------------------------------------------------
      April 29, 2004      115,000                            5.6802
---------------------------------------------------------------------------

---------------------------------------------------------------------------
         May 3, 2004       32,811                            5.3958
---------------------------------------------------------------------------
         May 4, 2004       22,300                            5.6709
---------------------------------------------------------------------------
        May 11, 2004        1,700                            5.6000
---------------------------------------------------------------------------

-------------------                                            -----------------
CUSIP No. 87929J103                                            Page 5 of 7 Pages
-------------------                                            -----------------

---------------------------------------------------------------------------
        May 12, 2004        4,200                            5.5000
---------------------------------------------------------------------------
        May 14, 2004       23,979                            5.5780
---------------------------------------------------------------------------
        May 17, 2004       25,000                            5.2980
---------------------------------------------------------------------------
        May 17, 2004       51,660                            5.2191
---------------------------------------------------------------------------
        May 18, 2004       25,000                            5.3687
---------------------------------------------------------------------------
        May 18, 2004       32,135                            5.3334
---------------------------------------------------------------------------
        May 24, 2004        6,600                            5.0871
---------------------------------------------------------------------------
        May 25, 2004       47,200                            5.2088
---------------------------------------------------------------------------
        May 26, 2004       11,200                            5.2101
---------------------------------------------------------------------------
        May 27, 2004        5,100                            5.1982
---------------------------------------------------------------------------
        May 27, 2004       14,500                            5.2483
---------------------------------------------------------------------------
        May 28, 2004       47,060                            5.0388
---------------------------------------------------------------------------

---------------------------------------------------------------------------
        June 1, 2004       30,300                            4.7943
---------------------------------------------------------------------------
        June 3, 2004       22,433                            4.8249
---------------------------------------------------------------------------
        June 4, 2004       36,100                            4.8491
---------------------------------------------------------------------------
        June 7, 2004       15,000                            4.8500
---------------------------------------------------------------------------
        June 7, 2004       50,000                            4.8996
---------------------------------------------------------------------------
        June 8, 2004       23,800                            4.8274
---------------------------------------------------------------------------
        June 8, 2004       25,000                            4.7908
---------------------------------------------------------------------------
        June 9, 2004       26,400                            4.7441
---------------------------------------------------------------------------
       June 10, 2004       34,287                            4.6353
---------------------------------------------------------------------------
       June 14, 2004       31,882                            4.4515
---------------------------------------------------------------------------
        June 9, 2004       10,000                            4.7600
---------------------------------------------------------------------------
       June 15, 2004       22,900                            4.4241
---------------------------------------------------------------------------
       June 16, 2004       16,800                            4.2427
---------------------------------------------------------------------------
       June 17, 2004        6,800                            4.2096
---------------------------------------------------------------------------
       June 18, 2004        3,200                            4.3719
---------------------------------------------------------------------------
       June 22, 2004          200                            4.2000
---------------------------------------------------------------------------
       June 22, 2004       20,000                            4.2300
---------------------------------------------------------------------------
       June 23, 2004                            400          5.5100
---------------------------------------------------------------------------
       June 30, 2004                         16,656          5.6408
---------------------------------------------------------------------------
       June 30, 2004                         25,000          5.5400
---------------------------------------------------------------------------
       June 30, 2004                         43,400          5.7699
---------------------------------------------------------------------------

---------------------------------------------------------------------------
        July 1, 2004                         20,000          5.9560
---------------------------------------------------------------------------
        July 1, 2004                         31,600          5.9542
---------------------------------------------------------------------------
        July 2, 2004                         11,600          6.1500
---------------------------------------------------------------------------
        July 8, 2004        2,200                            5.3500
---------------------------------------------------------------------------
        July 9, 2004       10,000                            5.3500
---------------------------------------------------------------------------

-------------------                                            -----------------
CUSIP No. 87929J103                                            Page 6 of 7 Pages
-------------------                                            -----------------

---------------------------------------------------------------------------
       July 12, 2004        5,000                            5.2736
---------------------------------------------------------------------------
       July 13, 2004        2,862                            5.3471
---------------------------------------------------------------------------
       July 13, 2004       11,000                            5.3500
---------------------------------------------------------------------------
       July 14, 2004        4,140                            5.2807
---------------------------------------------------------------------------
       July 28, 2004        5,000                            5.2319
---------------------------------------------------------------------------
       July 30, 2004       10,000                            5.3677
---------------------------------------------------------------------------

---------------------------------------------------------------------------
      August 6, 2004       18,400                            4.8148
---------------------------------------------------------------------------
     August 23, 2004       23,000                            4.5959
---------------------------------------------------------------------------
     August 24, 2004       20,000                            4.6594
---------------------------------------------------------------------------
     August 25, 2004       15,000                            4.4579
---------------------------------------------------------------------------
     August 30, 2004      500,000                            4.0000
---------------------------------------------------------------------------

---------------------------------------------------------------------------
  September 13, 2004                         14,446            4.4096
---------------------------------------------------------------------------
  September 14, 2004                          7,000            4.3601
---------------------------------------------------------------------------
  September 14, 2004                         23,000            4.3750
---------------------------------------------------------------------------
  September 15, 2004                          4,000            4.2000
---------------------------------------------------------------------------
  September 15, 2004                         47,972            3.9897
---------------------------------------------------------------------------
  September 17, 2004       10,200                              3.4147
---------------------------------------------------------------------------
  September 17, 2004       18,289                              3.5066
---------------------------------------------------------------------------
  September 17, 2004       68,070                              3.4794
---------------------------------------------------------------------------
  September 20, 2004       25,000                              3.3517
---------------------------------------------------------------------------
  September 20, 2004       25,000                              3.3603
---------------------------------------------------------------------------
  September 20, 2004       50,000                              3.3660
---------------------------------------------------------------------------
  September 20, 2004       50,000                              3.3196
---------------------------------------------------------------------------
  September 20, 2004      110,600                              3.3527
---------------------------------------------------------------------------
  September 21, 2004       27,223                              3.3650
---------------------------------------------------------------------------
  September 28, 2004        5,000                              3.2150
---------------------------------------------------------------------------
  September 28, 2004       60,000                              3.1664
---------------------------------------------------------------------------
  September 28, 2004      400,000                              3.0500
---------------------------------------------------------------------------
                        3,394,107       1,052,607
---------------------------------------------------------------------------

     (d)  None.

     (d)  Inapplicable.

     (e)  Inapplicable.

-------------------                                            -----------------
CUSIP No. 87929J103                                            Page 7 of 7 Pages
-------------------                                            -----------------

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    October 6, 2004
                                            -------------------------------
                                                        (Dated)

                                                 /s/ Lawrence C. Longo
                                            -------------------------------
                                                      (Signature)

                                                Chief Operating Officer
                                            -------------------------------
                                                        (Title)